

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mingchun Zhou
Chief Executive Officer
China Skyrise Digital Service, Inc.
4/F M-3rd Building
Hi-tech Industrial Park
Nanshan District, Shenzhen PRC 518070

> **Re: China Skyrise Digital Service, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-139940**

Dear Mr. Zhou:

We have reviewed your letter dated January 12, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 10, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 37

1.   We note from your response to prior comment 1 that until December 30, 2010, when Mr. Fan joined the company as your new CFO, none of the personnel primarily responsible for preparing the books, records and financial statements and for assessing the effectiveness of your internal control over financial reporting had prior U.S. GAAP

experience sufficient to provide adequate internal controls over financial reporting. Accordingly, please confirm that management has concluded that as of December 31, 2009 a material weakness in your internal control over financial reporting existed such that your internal control over financial reporting and disclosure controls and procedures were not effective. Also, please amend your December 31, 2009 Form 10-K immediately to reflect management's revised conclusions. Ensure your Form 10-K/A includes a discussion regarding the nature of the material weakness and describes management's plan or actions taken, if any, for remediating the material weakness. In addition, please amend your 2010 Forms 10-Q to reflect management's revised conclusions as to the effectiveness of your disclosure controls and procedures at each quarter-end.

2.   We note from your response to prior comment 2 that Mr. Fan's prior work experience included auditing subsidiaries of several multinational corporations in accordance with U.S. GAAP. Please describe in greater detail Mr. Fan's experience in U.S GAAP audits. For instance, tell us which subsidiaries Mr. Fan audited in accordance with U.S. GAAP; describe the subsidiaries' operations including a recap of its financial data; tell us when the audits were conducted; and tell us Mr. Fan's level of involvement in each audit. Also, explain further why you believe his experience is sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.   We note your response to the last bullet point of our prior comment 3 where you indicate that the revenue recognition disclosures in the September 30, 2010 Form 10-Q include a description of how the company would account for various revenue sources when and if they occur and become material to the financial statements. Your policy footnote disclosures should include a discussion of how the company accounts for revenues applicable to your current operations and not how you anticipate accounting for future revenue streams, when and if they occur. Please revise the disclosures when you file your December 31, 2010 Form 10-K to disclose the company's revenue recognition policy for each of your current revenue sources.

4.   We note from your response to prior comment 6 that the company intends to remove references to customized software arrangements in the description of your business and from your revenue recognition policy disclosures. However, please confirm that you intend to include a discussion of the separate sales of your "ready made software products" along with your revenue recognition policy for such product sales.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or me at (202) 551-3499 if you have any questions regarding the above comment.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief